United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: SEABOARD CORPORATION

2.	Name of person relying on exemption: THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption: 2100 L Street, NW Washington, DC 20037

4.
Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

April 22, 2015

Dear Fellow Seaboard Shareholders,

Copied below is the independent recommendation recently issued by the proxy services group Institutional Shareholder Services (ISS) to vote in favor of the proposal filed by The Humane Society of the United States regarding Seaboard’s use of gestation crates to confine pigs. ISS’ full report is available upon request. As well, though not included here, the proxy firm Glass Lewis has also recommended a vote in favor of the proposal.

Sincerely,
Matthew Prescott, Sr. Food Policy Director
mprescott@humanesociety.org,  (240)  620-4432

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

Please note: The HSUS is not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.